

June 26, 2012

James H. Roberts
Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

      RE: **Granite Construction Incorporated**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 23, 2012
             File No. 001-12911

Dear Mr. Roberts:

We have reviewed your response letter dated June 11, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Selling, General and Administrative Expenses, page 34

1. We have read your response to comment 4 from our letter dated May 30, 2012. Please tell us the type of deferred compensation arrangement you have pursuant to ASC 710-10-35-1 (i.e. Plan A, B, C or D) so that we may assess your accounting.

2. You disclose on page F-31 that assets held by the Rabbi Trust at December 31, 2011 were substantially in the form of company owned life insurance. Please explain the factors you considered in deciding to invest Plan assets in company owned life insurance, rather than investing directly in the mutual fund investment options selected by the Plan participants. Please also clarify whether you are the beneficiary of the company-owned life insurance and whether any Plan assets are comprised of your stock.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief